U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-07242

(Check One):

[X ]   Form 10-K      [    ]   Form 11-K      [     ]   Form 20-F      [     ]   Form 10-Q  [   ]   Form N-SAR   [   ]   Form N-CSR

For Period Ended: June 30, 2009

   [   ]   Transition Report on Form 10-K

   [   ]   Transition Report on Form 20-F

   [   ]   Transition Report on Form 11-K

   [   ]   Transition Report on Form 10-Q

   [   ]   Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

TRB SYSTEMS INTERNATIONAL, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1472 Cedarwood Drive

Address of Principal Executive Offices (Street and Number)

Piscataway, NJ 08854

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company was unable to file its Annual Report on Form 10-K for the quarter ended June 30, 2009 in a timely manner without unreasonable effort or expense because the management and the public accountants need additional time to review the filing.  It is anticipated that the Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Byung D. Yim	(877)	852-3600
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  [X] Yes    [  ]   No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [    ]   Yes    [X]    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TRB SYSTEMS INTERNATIONAL, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Byung Yim
Byung Yim, President & CEO

Date: September 29, 2009